ROPES & GRAY LLP

PRUDENTIAL TOWER

800 BOYLSTON STREET

BOSTON, MA 02199-3600

WWW.ROPESGRAY.COM

David C. Sullivan

617-951-7362

617-477-7723 fax

david.sullivan@ropesgray.com

January 17, 2020

By EDGAR

U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Lisa N. Larkin
Re: Preliminary Proxy Statement of Saba Capital Management, L.P. et al for Eaton Vance Floating-Rate Income Plus Fund (File No. 811-22821) (the “Fund”)

Dear Ms. Larkin:

On behalf of the Fund, we are writing to bring the Staff's attention to various omissions and/or misstatements contained in the preliminary proxy statement filed on January 10, 2020 (the “Saba Proxy”) by Saba Capital Management, L.P. (“Saba Capital”), Saba Capital Master Fund, Ltd., Saba II AIV, L.P., Saba Capital CEF Opportunities 1, Ltd., Saba Capital CEF Opportunities 2, Ltd., Saba Capital Special Opportunities Fund, Ltd. (collectively, the “Saba Private Funds”), Boaz R. Weinstein, David Basile, Peter Borish and Charles Clarvit (collectively with Saba Capital and the Saba Private Funds, “Saba”) with respect to the 2020 annual meeting of shareholders of the Fund. The Fund believes that, absent certain corrections, the Saba Proxy is materially misleading to the Fund’s shareholders in violation of Rule 14a-9 under the Securities Exchange Act of 1934, as amended (the “1934 Act”). The Fund’s concerns are set forth below.

1.	The Saba Proxy omits required disclosure regarding Fund shares held by solicitation participants. In “Appendix A—Information Concerning the Nominees and Participants” and elsewhere, the Saba Proxy discloses Saba’s ownership interests in the Fund on an aggregate basis. However, Item 5(b)(1) of Schedule 14A requires that proxy statements relating to solicitations subject to Rule 14a-12(c) under the 1934 Act include certain information “with respect to each participant” (emphasis added), including, pursuant to Item 5(b)(1)(iv), “the amount of each class of securities of the registrant which the participant owns beneficially, directly or indirectly.” Item 5(b)(1) does not permit proxy statements involving multiple participants to disclose their ownership interests on an aggregate basis, as Saba has done. Specific disclosure of the ownership interests of each participant in Saba’s solicitation is essential. Such disclosure would (i) provide the Fund and its shareholders with information relevant to their overall understanding of Saba’s proposals, including the incentives of those making such proposals, and (ii) permit the Fund and its shareholders to assess compliance by the participants in Saba’s solicitation with the ownership limitations set forth in Section 12(d)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”). According to Saba Capital’s current Form ADV disclosure, the Saba Private Funds rely on Section 3(c)(7) of the 1940 Act and, therefore, are required to comply with Section 12(d)(1)(A) of the 1940 Act pursuant to Section 3(c)(7)(D).

2.	The Saba Proxy misstates the term for which Saba’s nominees to the Fund’s Board of Trustees would serve if elected. Under “Proposal No. 1—Election of Trustees,” the Saba Proxy includes the following:

We are seeking your support at the Annual Meeting to elect our three (3) Nominees in opposition to EFF’s Class I trustee nominees, to serve a three-year term expiring at the Annual Meeting.

If elected, Saba’s nominees would serve a term that would expire at the 2023 Annual Meeting, not at the upcoming Annual Meeting.

3.	The Saba Proxy incorrectly describes the voting threshold applicable to Saba’s proposal to declassify the Fund’s Board of Trustees. In regard to Saba’s Proposal 2, its precatory proposal to declassify the Fund’s Board of Trustees, the Saba Proxy includes the following under “Information Concerning the Annual Meeting—Abstentions; Broker Non-Votes”:

The affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote on the matter at the Annual Meeting at which a quorum is present is necessary to approve Proposal 2. Abstentions will have the same effect as votes against Proposal 2.

Pursuant to Section 5 of the Fund’s By-Laws, approval of Proposal 2 would require an affirmative vote of the majority of votes cast at the Annual Meeting if a quorum is present. Any abstentions would be counted for purposes of determining quorum but would otherwise have no effect on the outcome of the vote.

4.	The Saba Proxy makes an unsupported statement regarding industry practices. In footnote 1 under “Proposal No. 2—Proposal to Declassify the Board of Trustees,” the Saba Proxy includes the following:

All of the five largest U.S. mutual funds, the Council of Institutional Investors, the largest public pension funds, and the leading proxy advisory firms (ISS and Glass Lewis) have adopted policies that support the annual election of directors and oppose board classification. See proxy voting guidelines for Fidelity, Vanguard, American Funds, Franklin Mutual Advisers, and T. Rowe Price; Council of Institutional Investors, Policies on Corporate Governance (2016); CalPERS, Global Principles of Accountable Corporate Governance (2010); Institutional Shareholder Services, U.S. Proxy Voting Summary Guidelines (2013), and Glass Lewis & Co., Proxy Paper Guidelines.

The second sentence in this footnote does not support the first. Fidelity, Vanguard, American Funds, Franklin Mutual Advisers and T. Rowe Price are brand names of prominent registered investment advisers and/or fund families, but are not themselves the “five largest U.S. mutual funds.” In addition, if Saba intends to refer to the five largest fund families the list does not appear accurate. Saba also references outdated versions of certain of these policies.

We urge the Staff to consider carefully the issues and concerns raised and require Saba to make appropriate corrections to their proxy statement. If you have any questions or comments on this letter, please contact the undersigned at (617) 951-7362.

Respectfully submitted,

/s/ David C. Sullivan

David C. Sullivan